

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. IV
2929 Arch Street
Suite 1703
Philadelphia, PA 19104-2870

      Re: FinTech Acquisition Corp. IV
           Preliminary Proxy Statement on Schedule 14A
           Filed February 4, 2021
           File No. 001-39558

Dear Mr. Cohen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance

cc: Sean M. Donahue